SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

June 11, 2003

COMMISSION FILE NUMBER:

01-31380

KIRKLAND LAKE GOLD INC.

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

P.O. Box 370

KIRKLAND LAKE, ON, P2N 3J7

June 10, 2003

      Symbol – TSX: KGI

KIRKLAND LAKE GOLD ANNOUNCES

PLACEMENT OF

$5,000,000 IN CONVERTIBLE 10% NOTES

Kirkland Lake Gold Inc. (the “Company”) is pleased to announce it has agreed to privately place up to CDN$ 5,000,000 in convertible promissory notes with a group of arm’s length investors. The notes will bear interest at 10% per annum, mature in 18 months and are convertible at CDN$ 4.00 per share.

The proceeds from the financing will be used to carry out further development of the Company’s Kirkland Lake mining properties in Ontario and for general working capital.

The financing is subject to receipt of all regulatory approvals.

For further information, please contact:

Brian A. Hinchcliffe

 (705) 567-5208

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

(the Registrant)

Date:	June 11, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Secretary
Name* Title

*Print name and title under the signature of the signing officer